Resin Systems Inc.

Information Circular – Proxy Statement

April 28, 2008

For the Annual General Meeting of Shareholders
to be held on June 3, 2008

Table of Contents

Invitation to Shareholders ………………………………………………………………………….	3
Notice of Annual General Meeting …………………………………………………………………	4
General Information ………………………………………………………………………………...	5
Voting Information ………………………………………………………………………………….	8
Matters to be Acted Upon at the Meeting ………………………………………………………….	11
Board of Directors …………………………………………………………………………………...	12
Nominees …………………………………………………………………………………………...	12
Board Effectiveness ……………………………………………………………………………...…	18
Director Compensation ……………………………………………………………………………...	21
Board Committee Mandates & Position Descriptions ……………………………………………...…	22
Executive Compensation ………………………………………………………………..…………	25
Report on Executive Compensation ……………………………………………………………..……	25
Common Share Performance Graph ……………………………………………………………..……	27
President & Chief Executive Officer Position Description ………………………………………………	27
Statement on Executive Compensation ……………………………………………………………….	28
Schedule “A” - Form 58-101 – Corporate Governance Disclosure ………………………………	35
Schedule “B” - Mandate of the Board of Directors ………………………………………………	41

Invitation to Shareholders

Dear Fellow Shareholder:

On behalf of Resin Systems Inc.’s board of directors, management and staff, I invite you to our 2008 Annual General Meeting of Shareholders to be held on Tuesday, June 3, 2008, at 10:30 a.m. MDT in the MacLeod E4 room at the TELUS Convention Centre located at 120 – 9th Avenue S.E., Calgary, Alberta.

The business items that will be addressed at this meeting are outlined in the notice and information circular. At the meeting we will also give an overview of RS’s business and our plans for 2008.

RS is committed to corporate governance and you will notice that the information circular and proxy statement are in a different format this year. We have introduced this format to make the information easier to read and find, and we have enhanced director and executive compensation disclosure. In addition, we are 100% compliant with all Toronto Stock Exchange (“TSX”) corporate governance guidelines (see pages 35-40).

Please take the time to review this circular and vote on the business items of the meeting.

You can vote using the enclosed proxy or at the meeting on June 3, 2008.

We look forward to your support.

Sincerely,

Paul Giannelia

President and Chief Executive Officer

Notice of Annual General Meeting

Resin Systems Inc.

Notice of the Annual General Meeting of Shareholders

to be held on June 3, 2008

The annual general meeting of the holders of common shares of Resin Systems Inc. (the "Company") will be held in the Macleod E4 Room at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, on Tuesday, June 3, 2008, at 10:30 a.m., Calgary time, to:

1.

receive and consider our consolidated financial statements for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

2.

fix the number of directors to be elected at the meeting at six (6);

3.

elect six (6) directors for the ensuing year;

4.

appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

5.

transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on April 28, 2008 (the "Record Date") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.  In order to be valid, proxies must be received by Computershare Trust Company of Canada not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

The Information Circular relating to the business to be conducted at the meeting accompanies this Notice.

Dated at Calgary, Alberta this 28th day of April, 2008.

By order of the Board of Directors

(Signed)  Paul B. Giannelia

President and Chief Executive Officer

General Information

This circular is provided in connection with the solicitation of proxies by the board and management of Resin Systems Inc. (“we”, “the Company” or “RS”) for use at the Annual General Meeting (“the Meeting”) of the Shareholders to be held on June 3, 2008, and at any and all adjournments of that meeting.

Date of Information

Information contained in this document is given as of April 28, 2008, unless otherwise noted.

Currency

All monetary figures are stated in Canadian currency, unless otherwise noted.

Shares

As of close of business on April 28, 2008, there were 135,514,603 common shares outstanding. RS’s shares are traded on the Toronto Stock Exchange (TSX), under the symbol RS and on the Over the Counter Bulletin Board (OTCBB) under the symbol RSSYF.

We are authorized to issue an unlimited number of Common Shares, without nominal or par value.

We are also authorized to issue an unlimited number of preferred shares issuable in series.  Each series is issuable upon the terms and conditions as set by our Board at the time of creation, subject to class priorities.
As at April 28, 2008, there were no preferred shares issued and outstanding.

Common Share Performance

Please see page 27 for our five-year share performance.

Owners of 10% or More of the Common Shares

To the knowledge of our directors and officers, as at December 31, 2008, no person or company beneficially owned, controlled or directed, directly or indirectly Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares except as set forth in the table below.

Name	Common Shares	Percentage of all Voting Securities
Capital Group International, Inc.(1) (2)	14,365,700	10.7%

Notes

(1)

Capital Group International, Inc. is the parent company of a group of investment management companies, included in the number of Common Shares listed above are the Common Shares beneficially owned by the Capital Guardian Trust Company (13,668,800 Common Shares) and beneficially owned by Capital Guardian International (Non-U.S.) Small Capitalization Master Fund (586,000 Common Shares).

(2)

The number of RS Common Shares Capital Group International, Inc. reported in its Schedule 13G included 2,539,790 Common Shares resulting from the assumed conversion of $7,361,700 principal amount of the 8.5% Convertible Debenture due October 7, 2010. These Common Shares are not included in the number of Common Shares above.

Registered and Beneficial Shareholder

You are a registered shareholder if your shares are held in your name and you have a share certificate.

You are a beneficial shareholder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustees or other institution. You are also called a non-registered shareowner.

Availability of Documents

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal year ended December 31, 2007.

We file our annual information form, management’s discussion and analysis, financial statements and annual report with the Canadian Securities Regulators as well as our Form 40-F with the Securities and Exchange Commission (SEC). These documents can be found on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and our website www.grouprsi.com.

Upon request, a copy of the above documents will be mailed free of charge.

All requests for documents should be in writing and addressed to:

By mail:

Resin Systems Inc.

2421 – 37th Avenue NE

Calgary, AB  T2E 6Y7

Attention: Investor Relations

By email:

info@grouprsi.com

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees.

Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each director, officer and employee of our company to sign an acknowledgment at the start of their appointment or employment and each year following wherein they confirm their understanding, acceptance and compliance with the Code.  Our directors, officers and employees are obligated to promptly report any apparent violations of the Code or law, rule or regulation.  Employees are to report concerns to their immediate superior or to alternate contacts within our organization if they feel this person is not the appropriate individual to address the matter.  Our directors and executive officers are to report concerns to our chief executive officer or to the chairman of the Board.  Pursuant to the Code our employees, officers and directors have the option of either self-reporting apparent violations of the Code or any laws, rules or regulations, or reporting them confidentiality or anonymously using the whistle blowing provisions set forth within the Code.  Pursuant to the Code waivers of the Code for employees may be only granted by the chief executive officer or the chairman of our Board; however, any waiver of the Code for our executive officers or directors may only be made by our Board or the Compensation, Nominating and Corporate Governance Committee.  The Compensation, Nominating and Corporate Governance Committee has as part of its mandate the responsibility for reviewing management's monitoring of our company's compliance with the Code of Business Conduct and Ethics.

There have been no material change reports filed since the beginning of the year ended December 31, 2007, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's Code of Business Conduct and Ethics.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  Our Code of Business Conduct and Ethics provides that our directors, officers and employees shall report potential conflicts when they arise in accordance with the Code.  In addition, the Code requires our directors to obtain permission from the Chairman of the Compensation, Nominating and Corporate Governance Committee before they join the board of directors of another company.

RS’s Code of Business Conduct and Ethics is available on SEDAR at www.sedar.com or on our website at www.grouprsi.com. To request a copy of the ethics policy, contact RS by calling (403) 219-8022 or emailing info@grouprsi.com.

Reporting Concerns

Our Board has also adopted a whistleblower program which provides employees, officers and directors with the ability to report, on a confidential and anonymous basis, any violations within our organization including (but not limited to), falsification of financial records, unethical conduct, harassment or theft.  Our Board believes that providing a forum for employees, officers and directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

Any employees, customers, suppliers, partners, shareholders and other external stakeholders who have a concern are encouraged to contact RS directly at (403) 219-8000 or to report their concern through the whistleblowing services at Global Corporate Compliance, www.globalcci.com.

Voting Information

Who is soliciting my proxy?

Proxies are being solicited by the board and management of RS. This information circular – proxy statement is furnished in connection with the solicitation of proxies for use at the Annual General Meeting of our shareholders to be held on Tuesday, June 3, 2008, at 10:30 a.m. MDT and any adjournment thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular – proxy statement.  In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Who Votes?

Only shareholders of record on April 28, 2008 are entitled to notice of, and to attend and vote at the Meeting, unless a shareholder has transferred any shares after that date and the transferee shareholder, no later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of shareholders.

How are matters decided?

A simple majority of votes (50% plus one vote) of the total votes cast by shareholders who vote, is required to approve all matters at the Meeting to be held June 3, 2008.

How many shareholders are required to have a quorum at the meeting?

Our by-laws state that a quorum for transacting business at a shareholders meeting is not less than two (2) persons present and holding or representing not less than five (5) % of the shares entitled to vote at the meeting.

Who counts the votes?

Computershare Trust Company of Canada

Is my vote confidential?

Yes, unless you clearly intend to communicate your position to management.

Who can I talk to if I have a question?

Computershare Trust Company of Canada by calling their contact centre at 1-800-340-4883.

Registered Shareholders

You are a registered shareholder if your shares are held in your name. That is, you have a share certificate.

As a registered shareholder of Common Shares, you are entitled to one vote on a ballot at the Meeting for each Common Share you own. You may vote in person at the Meeting or by proxy, if you wish to vote by proxy.  See instruction in the enclosed proxy form.

As a registered shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the form of proxy furnished by us.  To exercise this right you should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.  In order to be effective, the proxy must be deposited with our Corporate Secretary in care of:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue,
Toronto, Ontario, M5J 2Y1

not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Beneficial Shareholders

You are a beneficial shareholder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution. You are also called a non-registered shareowner.

Only proxies deposited by registered shareholders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records.  Such Common Shares will likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms.  Common Shares held by your broker or their nominee can only be voted for or against resolutions upon your instructions.  Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting.  Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting.  Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. or another intermediary.  If you receive a voting instruction form from Broadridge Financial Solutions, Inc. or another intermediary it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), you may attend at the Meeting as proxyholder for a registered shareholder and vote Common Shares in that capacity.  If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for a registered shareholder, you should enter your own name in the blank space on the form of proxy provided to you and return the same to your broker (or the broker's agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting.  Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any ballot in accordance with the specification so made.  If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein.  The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and Notice of Annual General Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof.  At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

Matters to be Acted Upon at the Meeting

Election of Directors

Directors will be elected at the Meeting.  Our Board presently consists of six members.  It is proposed that our Board will be fixed at six members and the following persons will be nominated at the Meeting:

Brian A. Felesky	Dwayne D. Hunka
Paul B. Giannelia	Wilmot L. Matthews
James K. Gray	David A. Williams

Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" an ordinary resolution in favour of fixing our Board at six members and in favour of the election of the following persons to our Board unless otherwise directed.  Management does not contemplate that any of these nominees will be unable to serve as a director.  However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.

Please refer to page 12 for full information on the nominees.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying form of proxy in favour of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, to serve as our auditors until the next annual meeting of our shareholders and to authorize our directors to fix their remuneration as such.  KPMG LLP has been our auditors since 1998.

In order for the foregoing resolutions to be passed, they must be approved by a simple majority of the aggregate votes cast by shareholders who vote in person or by proxy at the Meeting.

Board of Directors

Nominees

Brian Felesky Calgary, Alberta, Canada Director Since: 2007 Independent(1)

Mr. Felesky is corporate director at Felesky Flynn, LP (a law firm specializing in tax mattes), and is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts, in Canada and internationally. He sits on several volunteer boards including the Canada West Foundation (vice-chair), Homefront (on domestic violence) (co-chair), the Calgary Stampede Foundation and the senate of Athol Murray College of Notre Dame. He has received awards including the Distinguished Service Award from the Law Society of Alberta and Canadian Bar Association, the Alberta Centennial Medal and the Queens Jubilee Medal. Mr. Felesky was appointed a Queen’s Counsel in 1984 and a Member of the Order of Canada in 2005.

Board/Committee Membership	Attendance	Attendance (total)
Board of Directors Audit Committee	15 of 15 4 of 4	100% 100%	19 of 19	100%
Public Board Membership During the Last Five Years(2)	Committee Memberships
Suncor Energy Inc. Epcor Power LP Precision Drilling Trust Fairquest Energy Ltd.	2002 – Present 2003 – Present 2005 – Present 2005 – 2007

Audit committee and environment, health and safety committee

Audit committee (chair) and independent directors committee

Corporate governance and nominating committee

Compensation committee, reserves committee and corporate governance and joint operations committee

Securities Beneficially Owned, or Controlled of Directed, Directly or Indirectly as of April 28, 2008
Year	Common Shares	Deferred Share Units (DSUs)(3)	Total of Common Shares and DSUs	Total Amount at Risk(4)(5)	Minimum Required(6)	Value at Risk as Multiple of Annual Retainer
2007 2006	351,000 301,000	23,780 n/a	374,780 301,000	$464,727 $310,030	$45,000	31.0 20.6
Options Held as of April 28, 2008(7)
Date Granted	Expiry Date	Number Granted	Exercise Price(8)	Total Vested	Total Exercised May 17/07 -April 28/08	Total Unexercised	Value of Unexercised Options(9)
April 2, 2007	April 2, 2012	30,000	$1.12	30,000	nil	30,000	$3,600
Warrants Held as of April 28, 2008 (10)
Date Granted	Number Held	Exercise Price	Expiry Date	Value of Unexercised Warrants(11)
n/a	nil	n/a	n/a	n/a
Convertible Debentures Held as of April 28, 2008 (12)	$800,000

Paul Giannelia(13) Cochrane, Alberta, Canada Director Since: 2007

Mr. Giannelia is the president and chief executive officer of RS. Previously, Mr. Giannelia was founder, president and chief executive officer of SC Infrastructure and Strait Crossing Inc., both leaders in infrastructure development. Among his notable achievements during this time was leading the development and construction of the Confederation Bridge in Atlantic Canada, the Oldman River Dam in Alberta, Canada and the Olympic Oval in Calgary, Alberta. He has an Economics degree from Wilfred Laurier University, an Honorary Doctorate - Science (Engineering) from the University of New Brunswick, an Honorary Doctorate of Laws degree from the University of Prince Edward Island, and Honorary Doctorate Degrees (Laws) from Wilfred Laurier University and the University of Calgary. He also has been inducted as an honorary member of the Engineering Institute of Canada.

	Board/Committee Membership				Attendance		Attendance (total)
	Board of Directors				15 of 15	100%	15 of 15	100%
	Public Board Membership During the Last Five Years(2)				Committee Memberships
	n/a			n/a	n/a
Securities Beneficially Owned, or Controlled of Directed, Directly or Indirectly as of April 28, 2008
	Year	Common Shares	Deferred Share Units (DSUs)(3)	Total of Common Shares and DSUs	Total Amount at Risk(4)(5)	Minimum Required(6)	Value at Risk as Multiple of Annual Retainer
	2007 2006	1,203,244 379,244	n/a n/a	1,203,244 379,244	$1,492,023 $390,621	$45,000	Does not receive an annual retainer as he is president and CEO.
Options Held as of April 28, 2008(7)
	Date Granted	Expiry Date	Number Granted	Exercise Price(8)	Total Vested	Total Exercised May 17/07 - April 28/08	Total Unexercised	Value of Unexercised Options(9)
	Jan. 7, 2008 June 6, 2007 Sept. 23, 2003 Jan. 3, 2003	Jan. 7, 2011 June 5, 2012 Sept. 22, 2008 Jan. 5, 2008	1,000,000 2,000,000 1,223,000 1,000,000	$1.50 $1.35 $1.14 $1.18	nil 666,666 1,223,000 1,000,000	n/a nil nil 1,000,000	1,000,000 2,000,000 1,223,000 nil	nil nil $122,300 $60,000
Warrants Held as of April 28, 2008(10)
	Date Granted	Number Held		Exercise Price	Expiry Date		Value of Unexercised Warrants(11)
	Feb. 12, 2007	125,000		$1.00	July 14, 2008		$30,000
	Convertible Debentures Held as of April 28, 2008 (12)				nil

James Gray Calgary, Alberta, Canada Director Since: 2007 Independent(1) Chair of the Compensation, Nominating & Corporate Governance Committee

Mr. Gray co-founded Canadian Hunter Exploration Ltd., one of Canada's larger natural gas producers. Over his 28 years of involvement with Canadian Hunter, he served in the positions of executive vice president, president and chief executive officer, and chairman until the company was purchased by Burlington Resources in December 2001. Mr. Gray was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by the YMCA, Canada, and was appointed an Officer of the Order of Canada in 1995. He was inducted into the Calgary Business Hall of Fame in October 2004 and the Canadian Business Hall of Fame in May 2005.

Board/Committee Membership	Attendance	Attendance (total)
Board of Directors Compensation, Nominating and Corporate Governance Committee	15 of 15 1 of 1	100% 100%	16 of 16	100%
Public Board Membership During the Last Five Years(2)	Committee Memberships
Brookfield Asset Management Inc. (formerly Brascan Corporation) Canadian National Railway Company Emera Inc. Atlanta Gold Inc. (Twin Mining Corporation) Phoenix Technology Income Fund	1997 – Present 1996 – Present 1997 – 2005 2000 – Present 2001 – Present

Management resources and compensation committee.

Corporate governance and safety committee; environment, safety and security committee; human resources and compensation committee; and strategic planning committee

Environment, safety and security committee and nominating and corporate governance committee

Audit committee, compensation committee and chairman of the Board

Compensation committee

Securities Beneficially Owned, or Controlled of Directed, Directly or Indirectly as of April 28, 2008
Year	Common Shares	Deferred Share Units (DSUs)(3)	Total of Common Shares and DSUs	Total Amount at Risk(4)(5)	Minimum Required(6)	Value at Risk as Multiple of Annual Retainer
2007 2006	1,375,000 1,135,000	22,062 n/a	1,397,062 1,135,000	$1,732,357 $1,169,050	$45,000	115.5 77.9
Options Held as of April 28, 2008 (7)
Date Granted	Expiry Date	Number Granted	Exercise Price(8)	Total Vested	Total Exercised May 17/07 - April 28/08	Total Unexercised	Value of Unexercised Options(9)
April 2, 2007	April 2, 2012	30,000	$1.12	30,000	nil	30,000	$3,600
Warrants Held as of April 28, 2008 (10)
Date Granted	Number Held	Exercise Price	Expiry Date	Value of Unexercised Warrants(11)
n/a	nil	n/a	n/a	n/a
Convertible Debentures Held as of April 28, 2008(12)	$25,000

Dwayne Hunka Edmonton, Alberta, Canada Director Since: 1996 Independent(1)

Mr. Hunka has over 25 years of management experience in the fabrication and manufacturing sectors. Mr. Hunka is co-owner, executive vice-president and general manager of Waiward Steel Fabricators Ltd., one of Canada’s largest and innovative structural steel companies. He is also the president and co-owner of M&D Drafting Ltd., the president of Six Point Properties Inc. and the president of M&D Ventures Inc. Mr. Hunka is the chair of the industry board for the NSERC Industrial Research Chair in Construction at the University of Alberta and is actively involved in charitable community events.

Board/Committee Membership	Attendance	Attendance (total)
Board of Directors Compensation, Nominating and Corporate Governance Committee	15 of 15 1 of 1	100% 100%	16 of 16	100%
Public Board Membership During the Last Five Years(2)	Committee Memberships
n/a	n/a	n/a
Securities Beneficially Owned, or Controlled of Directed, Directly or Indirectly as of April 28, 2008
Year	Common Shares	Deferred Share Units (DSUs)(3)	Total of Common Shares and DSUs(4)(5)	Total Amount at Risk	Minimum Required(6)	Value at Risk as Multiple of Annual Retainer
2007 2006	326,922 326,922	21,900 n/a	348,822 326,922	$432,539 $336,730	$45,000	28.8 22.4
Options Held as of April 28, 2008(7)
Date Granted	Expiry Date	Number Granted	Exercise Price(8)	Total Vested	Total Exercised between May 17/07 - April 28/08	Total Unexercised	Value of Unexercised Options(9)
April 2, 2007 Nov. 17, 2005 Dec. 20, 2004 Dec. 24, 2003	April 2, 2012 Nov. 16, 2010 Dec. 20, 2009 Dec. 24, 2008	15,000 15,000 30,000 100,000	$1.12 $2.40 $0.79 $0.80	5,000 15,000 30,000 100,000	nil nil nil nil	15,000 15,000 30,000 100,000	$1,800 nil $13,500 $44,000
Warrants Held as of April 28, 2008(10)
Date Granted	Number Held	Exercise Price	Expiry Date	Value of Unexercised Warrants(11)
n/a	nil	n/a	n/a	n/a
Convertible Debentures Held as of April 28, 2008(11)	nil

Wilmot Matthews Toronto, Ontario, Canada Director Since: 2007 Independent(1) Board Chair

Mr. Matthews has been involved in all aspects of investment banking serving in various positions with Nesbitt Burns Inc. and its predecessor companies for over 30 years. He was a member of both the management and executive committees of Burns Fry until Burns Fry merged with Nesbitt Thompson to form Nesbitt Burns in 1994. He retired from Nesbitt Burns in the fall of 1996 as a vice chairman. He is currently president of Marjad Inc., a private investment holding company and on the advisory board of Imperial Capital Corporation. He is also actively involved in the community sitting on various boards, including the Toronto Symphony Foundation. In the past he has been on the boards of the Canadian Institute for International Affairs, the Toronto Symphony Orchestra and the Dellcrest Centre for Children.

Board/Committee Membership	Attendance	Attendance (total)
Board of Directors Audit Committee Compensation, Nominating and Corporate Governance Committee	15 of 15 4 of 4 1 of 1	100% 100% 100%	20 of 20	100%
Public Board Membership During the Last Five Years(2)	Committee Memberships
WestJet Airlines Ltd. Husky Energy Inc.	1996 – Present 2000 – 2003	Audit committee (chair), corporate governance and nominating committee, and independent committee Audit committee and corporate governance committee
Securities Beneficially Owned, or Controlled of Directed, Directly or Indirectly as of April 28, 2008
Year	Common Shares	Deferred Share Units (DSUs)(3)	Total of Common Shares and DSUs	Total Amount at Risk(4)(5)	Minimum Required(6)	Value at Risk as Multiple of Annual Retainer
2007 2006	9,000,000 8,930,864	35,798 n/a	9,035,798 8,930,864	$11,204,390 $9,198,790	$45,000	747.0 613.3
Options Held as of April 28, 2008(7)
Date Granted	Expiry Date	Number Granted	Exercise Price(8)	Total Vested	Total Exercised May 17/07 - April 28/08	Total Unexercised	Value of Unexercised Options(9)
April 2, 2007	April 2, 2012	30,000	$1.12	30,000	nil	30,000	$3,600
Warrants Held as of April 28, 2008(10)
Date Granted	Number Held	Exercise Price	Expiry Date	Value of Unexercised Warrants(11)
Feb. 12, 2007	500,000	$1.00	July 14, 2008	$120,000
Value of Convertible Debentures Held as of April 28, 2008(12)	nil

David Williams, MBA Toronto, Ontario, Canada Director Since: 2004 Independent(1) Chair of the Audit Committee

David A. Williams has served as president of his Investment Company, Roxborough Holdings Limited, in Toronto, since 1995.  From 1969 to 1994, he held senior management positions with Beutel Goodman Company, one of Canada’s largest institutional money managers. Mr. Williams is involved with a number of community related projects and is a director of Bishop’s University Foundation and Camp Oochigeas. Mr. Williams holds a Bachelors degree in Business from Bishop’s University, Lennoxville, Quebec and a Master’s in Business Administration from Queen’s University, Kingston, Ontario. He was the recipient of an Honorary Doctorate of Civil Laws from Bishop’s University.

	Board/Committee Membership				Attendance		Attendance (total)
	Board of Directors Audit Committee				14 of 15 4 of 4	93% 100%	18 of 19	95%
	Public Board Membership During the Last Five Years(2)				Committee Memberships

Bennett Environmental Inc.

Western Silver Corporation

Atlantis Systems Corp.

Calvalley Petroleum Inc.

SQI Diagnostics Inc.

LMS Medical Systems Inc.

Newport Partners Income Fund

Western Copper Corporation

2002 – 2007 2003 – 2006 2004 – Present 2004 – Present 2004 – Present 2004 – 2004 2005 – Present 2006 – Present

Audit committee,  corporate governance and nominating committee, and chairman of the board

Audit committee, nominating committee and compensation committee

Audit committee

Audit committee, compensation committee and corporate governance committee

Audit committee

Audit committee

n/a

Corporate governance and nominating committee, compensation committee and audit committee

Securities Beneficially Owned, or Controlled of Directed, Directly or Indirectly as of April 28, 2008
	Year	Common Shares	Deferred Share Units (DSUs)(3)	Total of Common Shares and DSUs	Total Amount at Risk(4)(5)	Minimum Required(6)	Value at Risk as Multiple of Annual Retainer
	2007 2006	724,244 724,244	28,693 n/a	752,937 724,244	$933,642 $745,971	$45,000	62.2 49.7
Options Held as of April 28, 2008(7)
	Date Granted	Expiry Date	Number Granted	Exercise Price(8)	Total Vested	Total Exercised May 17/07 - April 28/08	Total Unexercised	Value of Unexercised Options(9)
	April 2, 2007 Nov. 17, 2005 Dec. 20, 2004	April 2, 2012 Nov. 16, 2010 Dec. 20, 2009	15,000 15,000 30,000	$1.12 $2.40 $0.79	5,000 15,000 30,000	nil nil nil	15,000 15,000 30,000	$1,800 nil $13,500
Warrants Held as of April 28, 2008(10)
	Date Granted	Number Held		Exercise Price	Expiry Date	Value of Unexercised Warrants(11)
	Feb. 12, 2007	125,000		$1.00	July 14, 2008	$30,000
	Convertible Debentures Held as of April 28, 2008(12)					nil

Notes

(1)

“Independent” refers to a board member who has no direct or indirect material relationship with the issuer as per Multilateral Instrument 52-110. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(2)

This a list of all public company directorships and committee appointments for this board member. There are no interlocking relationships with any other director, meaning that no two RS board members sit on any other board together.

(3)

DSUs are deferred share units issued to directors pursuant to RS’s deferred share unit plan adopted at the annual and special meeting of shareholders on June 20, 2007.

(4)

Total amount at risk represents the market value of common shares and DSUs using the closing share price of $1.24 per share on April 28, 2008.

(5)

Total amount at risk in 2006 represent the market value of common shares using the closing share price on May 17, 2007,

(6)

Directors are required to own $45,000 worth of RS common shares which is equal to three times their annual board retainer. Please see page 21 for further explanation.

(7)

Options are granted pursuant to RS’s share option grant plan adopted at the annual and special meeting of shareholders on June 20, 2007.

(8)

Exercise price is established by the Board of Directors and is not less than the market value of RS’s Common Shares at the date of grant.

(9)

Value of unexercised options represents the difference between the closing share price on April 28, 2008 and the exercise price of each option (if positive) multiplied by the number of options held.

(10)

Warrants are derivative securities giving the holder the right to purchase Common Shares at a specific price within a specific timeframe.

(11) Value of unexercised warrants represents the difference between the closing share price on April 28, 2008 and the exercise price of each warrant (if positive) multiplied by the number of options held.

(12)

RS issued $25 million of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30th and December 31st. These debentures are convertible into common shares by the holders and redeemable by RS under certain terms and conditions.

(13) Paul Giannelia is not independent because he is the president and chief executive officer of RS.

Board Effectiveness

Independence and Board Committees

Independent refers to a board member who has no direct or indirect material relationship with the issuer as per Multilateral Instrument 52-110. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Our board chair and all other board members, with the exception of Paul Giannelia, have been determined to be independent representing a majority. Paul Giannelia is not independent because he is the president and chief executive officer of our company. With respect to Brian Felesky, it was noted that the law firm of which he is counsel provides legal services to the company. However, our board determined that he is independent after considering such matters as the magnitude of his personal equity holdings of RS, the annual billings of his law firm to RS and his involvement with other issuers.

Board Attendance

Summary of Attendance by Directors	Board Meetings (14 meetings)			Audit Committee (4 meetings)			Compensation, Nominating & Corporate Governance Committee (1 meeting)			Two Day Strategic Planning Session (1 session)		Total
	#		%	#		%	#		%	#	%	%
	In Person	By Phone		In Person	By Phone		In Person	By Phone		In Person
Brian Felesky	5	9	100	2	2	100	n/a	n/a	n/a	1	100	100
Paul Giannelia(1)	8	6	100	n/a	n/a	n/a	n/a	n/a	n/a	1	100	100
James Gray (Compensation, Nominating & Corporate Governance Committee Chair)	5	9	100	n/a	n/a	n/a	1	n/a	100	1	100	100
Dwayne Hunka	4	10	100	n/a	n/a	n/a	1	n/a	100	1	100	100
Wilmot Matthews (Board Chair)	5	9	100	2	2	100	1	n/a	100	1	100	100
David Williams (Audit Committee Chair)	4	9	93	2	2	100	n/a	n/a	n/a	1	100	95

Notes

(1)Paul Giannelia, in his role as president and chief executive officer, attended some meetings of the audit committee and the compensation, nominating and corporate governance committee as a non-voting guest only.

Meetings Held and Sessions Without Management

The independent directors of our company regularly meet for a portion of its meetings without non-independent directors and management participation, and in 2007, met  in camera five (5) times; one (1) in camera board meetings out of sixteen (16) board meetings and four (4) audit committee meetings out of four (4) audit committee meetings.

Director Orientation and Continuing Education

Upon joining our Board, management will provide a new director with access to all the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of our Board and our committees, and relevant position descriptions.  In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual strategy planning process.  In addition, individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Assessments

As part of its mandate, the Compensation, Nominating and Corporate Governance Committee is responsible for assessing, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors including the competencies and skills that each individual director is expected to bring to our Board.  During 2007, our committee satisfied itself that our Board, its committees and individual directors were performing effectively through informal discussions.

Due to the size of our current board and the stage of the company’s growth, the committee finds it appropriate to assess effectiveness informally. As the Company and the Board’s size and complexity evolve, the committee intends to revisit the manner of assessment.

Director Liability Insurance

RS has purchased, at the company’s expense, a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers while acting in the capacity as such. The policy provides for a limit of $15 million per claim and in aggregate, and has a $100,000 per claim deductible.  The policy has been renewed effect April 28, 2008. The cost for coverage in 2008 is approximately $150,000 (2007 - $135,000) and no claims were made or became payable in 2007.

Indebtedness of the Directors

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

Additional Disclosure Relating to Directors

To the knowledge of our executive officers and directors, except as disclosed below, none of our directors is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity:

•

was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days;

•

was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

•

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Exception:   David A. Williams who was a director of Octagon Industries Inc. ("Octagon"), a reporting issuer in the Province of British Columbia and Alberta.  On May 29, 2001, the British Columbia Securities Commission issued a cease trade order against Octagon for its failure to file an annual report for the fiscal year ended December 31, 2000, which cease trade order was revoked on August 28, 2001.  On June 12, 2001, Octagon's trustee sent a proposal to unsecured creditors of Octagon (the "Proposal") pursuant to the Bankruptcy and Insolvency Act.  A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001.  Following Court approval, the Proposal was binding on Octagon's creditors.  Octagon ceased operations and was dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

To the knowledge of our executive officers and directors, none of our directors have become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receive manager or trustee appointed to hold his assets.

Director Compensation

Compensation of Directors

During the fiscal year ended December 31, 2007, our directors (other than directors who are members of management) were entitled to an annual retainer of $15,000, payable quarterly in arrears, and meeting fees of $1,000 for each meeting of our Board or a committee of our Board attended in person, $750 if attended by phone. The chairman of the Board was entitled to an additional retainer of $15,000 and the chairman of the audit committee was entitled to an additional annual retainer of $7,500.  In addition, our directors were reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings and for their reasonable expenses incurred in carrying out their duties as directors.  Our directors are entitled to participate in our share option plan and during the fiscal year ended December 31, 2007, 120,000 options were granted to our non-management directors. As at December 31, 2007, non-management directors held options to purchase an aggregate of 310,000 Common Shares exercisable at prices ranging from $0.79 to $2.40 per share.

Director Deferred Share Unit Plan

Our Board implemented a deferred share unit plan (the "DSU Plan") effective March 20, 2007 for non-management directors.    Directors may elect to receive amounts payable to them by us in respect of services provided to us by them as a member of our Board in the form of DSUs.  Each of our non-management directors have elected to receive 100 percent of their directors' fees in the form of DSUs.  Under the terms of the plan, DSUs awarded will vest upon leaving the board and have an initial value equal to the volume weighted average price for the five trading days preceding the granting date.  The value of a DSU, when converted to cash, is equivalent to the market value of a Common Share at the time the conversion takes place.  If dividends are paid on our Common Shares, DSUs will attract dividends in the form of additional DSUs at the same rate as dividends on Common Shares.  A director cannot convert DSUs to cash until the director ceases to be a member of our Board.

Share Ownership Guidelines

Our board members are expected to own $45,000 worth of RS common shares, representing three times the amount of their annual retainer. This greater aligns our board of director’s with our shareholders’ interest. All RS directors own in excess of this guideline.

Director Compensation Table

Directors	Board Retainer $	Committee Chair Retainer $	Committee Attendance Fee $	Travel Expenses $(1)	Other Fees $(2)	Total $	Portion of Fees Taken in Cash or Applied to Deferred Share Units (DSUs)(3)
Brian Felesky	$15,000	n/a	$14,750	$725	$2,000	$32,475	100% DSUs
Paul Giannelia	Paul Giannelia is the president and chief executive officer of RS and is therefore not an independent director and not entitled to these retainers
James Gray	$15,000	n/a	$12,250	$2,869	$2,000	$32,119	100% DSUs
Dwayne Hunka	$15,000	n/a	$12,000	$6,080	$2,000	$35,080	100% DSUs
Wilmot Matthews(4)	$15,000	$15,000	$15,750	$2,422	$2,000	$50,172	100% DSUs
David Williams(5)	$15,000	$7,500	$13,750	$1,600	$2,000	$39,850	100% DSUs

Notes

(1)

Travel expenses include accommodation and meeting costs for the two day strategic planning session divide equally among the directors.

(2)

Two day strategic planning session.

(3)

Fees taken in DSUs do not include travel expenses. Directors travel expenses were either paid directly by RS or the director was reimbursed.

(4) Wilmot Matthews is the chairman of the Board.
(5) David Williams is the chairman of the audit committee.

Board Committee Mandates & Position Descriptions

Board of Directors

The Board of Directors of RS is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of RS. In general terms, the Board will:

•

in consultation with the chief executive officer of  RS, define the principal objectives of RS;

•

supervise the management of the business and affairs of RS with the goal of achieving RS’s principal objectives as developed in association with the chief executive officer;

•

discharge the duties imposed on the Board by applicable laws; and

•

for the purpose of carrying out the above responsibilities, take all actions as the Board deems necessary or appropriate.

The full mandate of our board is attached as Schedule “B” and can be found on our website www.grouprsi.com.

Compensation, Nominating & Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee is responsible for:

(i)

reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of RS and its subsidiaries in the context of the budget and business plan of RS;

(ii)

identifying new individuals qualified to become Board members; and

(iii)

developing RS’s approach to matters concerning corporate governance and shall review and make recommendations to the Board.

The committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent.  Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee.

Committee Members:

James Gray (Chairman)

Dwayne Hunka

Wilmot Matthews

The full mandate of our Compensation, Nominating and Corporate Governance Committee can be found on our website www.grouprsi.com.

Key Activities:

•

established new executive compensation plans and executive employment agreements;

•

established a new employee incentive plan; and

•

established a new DSU plan for directors.

Hugessen Consulting Inc. was retained during 2007 to assist in establishing the above plans and advising on our executive employment agreements. Hugessen Consulting Inc. is an independent consulting firm that provides executive compensation consulting services. It does not provide any other services to RS. The fees paid to Hugessen Consulting Inc. for services performed as the committee’s advisor in 2007 totalled $4,591.

Audit Committee

The Audit Committee is responsible for:

(i)

the oversight of the nature and scope of the annual audit;

(ii)

 the oversight of management’s reporting on internal accounting standards and practices;

(iii)

 the review of financial information, accounting systems and procedures;

(iv)

 financial reporting and financial statements; and

(v)

recommending, for approval of our Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent and financially literate. Financial literacy is determined using Multilateral Instrument 52-110 definition that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee.

Committee Members:

Brian Felesky

Wilmot Matthews

David Williams (Chairman)

 Key Activities:

•

oversight of internal and external financial reporting;

•

oversight of audit activities; and

•

review of financial performance and public financial disclosures.

A copy of the Mandate and Terms of Reference of the Audit Committee is available for review on our website at www.grouprsi.com.

 Position Descriptions

Our Board has developed written position descriptions for the Chairman of our Board and the Chairman of each of our committees, the Audit Committee, and the Compensation, Nominating and Corporate Governance Committee.

Chairman of the Board

Our Board has developed a position description for the Chairman of our Board which provides outlines the duties and responsibilities of the Chairman. In general terms, the Chairman will:

(i)

preside at all meetings of our Board and at all meetings of shareholders, and ensure satisfactory functioning thereof.

(ii)

endeavour to provide overall leadership to our Board without limiting the principle of collective responsibility and the ability of our Board to function as a unit and endeavour to ensure board activities take place when as many of the directors as possible are present.

(iii)

endeavour to ensure that our Board's negotiations take place when as many of the directors as possible are present and that essential decisions are made when as many directors as possible are present.

(iv)

endeavour to fulfill his or her Board leadership responsibilities in a manner that will ensure that our Board is able to function independently of management.

Chairman of the Compensation, Nominating and Corporate Governance Committee

The Chairman of the Compensation, Nominating and Corporate Governance Committee is appointed annually by the Board and reports to the Board. The Chairman is responsible for:

(i)

managing the affairs of the committee;

(ii)

working with the Board Chairman and the president and chief executive officer of RS to ensure effective relations with committee members; and

(iii)

maintaining on-going communication with the chief executive officer and other officers of RS as the chairman deems appropriate.

Chairman of the Audit Committee

The Chairman of the Audit Committee is appointed annually by the Board and reports to the Board. The Chairman is responsible for:

(i)

managing the affairs of the committee;

(ii)

working with the chief financial officer to ensure an effective working relationship with committee members;

(iii)

maintaining on-going communications with the chief financial officer and other officers and employees of RS that the Chairman deems appropriate; and

(iv)

maintaining on-going communications with RS’s external auditors, in conjunction with the committee.

A copy of the written position descriptions is available for review on our website at www.grouprsi.com.

Executive Compensation

Report on Executive Compensation

To:

The Shareholders of Resin Systems Inc.

Our compensation philosophy is aimed at attracting and retaining quality and experienced people which are considered to be critical to the success of our company.  The President and Chief Executive Officer of our company is excused from the committee and directors' meetings during any discussion of his compensation.  During our fiscal year ended December 31, 2007, we introduced new compensation plans for executives and employees, as well as executive employment arrangements. Following these changes, employee compensation, including executive officer compensation, was comprised of two elements: base salary and incentive compensation. All employees, including executives, participate in our incentive program that is intended to encourage employees to help meet RS’s stated goals. All incentive program awards are made in the form of restricted share units (“RSUs”), giving employees the opportunity to acquire common shares of RS. Executives are awarded additional long-term incentives in the form of share options.  We do not have a pension plan or other form of formal retirement compensation.

Recommendations for executive compensation are made by the committee to our full Board for approval.

Base Salaries

Base salary ranges for executive officers are determined upon review of comparative data compiled by our company for a number of comparable companies within Calgary, Alberta of competitive salaries paid to executive officers.  Base salaries paid to senior officers of our company, including the Chief Executive Officer, are comparable to the salaries of positions for the Company's peer group, using such criteria as assets under management and number of employees.  Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the executive employment agreements.

We evaluate three components in determining overall compensation for the executives.  Salaries provide short-term remuneration, RSUs provide medium-term incentives and options are viewed as both long-term incentives and a commitment to our company.  All of these are evaluated in comparison to similar companies within Calgary, Alberta.

Restricted Share Unit Plan

RSU awards are made by the board upon the recommendation of the committee. The committee, in developing its recommendations, works with senior management’s recommendations having regard for overall company performance and competitive conditions in the local marketplace.

RSUs are intended to align employee and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in our RSU plan rewards corporate and individual performance. In addition, the plan enables all employees to develop and maintain a share ownership position in RS.

RSUs are typically awarded annually following the end of the fiscal year. RSU grants are made at the volume weighted average price of common shares for the five trading days preceding the date of grant. Vesting is also determined at the time of grant.

Share Option Plan

Individual share options, in the case of executive officers, are granted by the committee in consultation with the Chief Executive Officer, and option grants to the Chief Executive Officer are made by the committee in consultation with the independent members of our Board.  Share options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return.  Participation in our company's share option plan rewards overall corporate performance, as measured through the price of the Common Shares.  In addition, the plan enables executives to develop and maintain a significant ownership position in our company.

Share options are normally awarded by the committee upon the commencement of employment based on the level of responsibility within our company.  Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within our company.  We also evaluate the number of options an individual has been granted and the term remaining on those options when considering further grants.  Options are usually priced at the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant.  Unless otherwise determined by the committee, options generally vest at a rate of one third on each of the first, second and third anniversaries of the date of grant and have a five year term.

Summary

Our compensation policies are designed to allow our company to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of enhancing shareholder value.  The committee and our Board will continue to review compensation policies to ensure that they are competitive with comparable companies within Calgary, Alberta and consistent with the performance of our company.

Submitted by the Compensation, Nominating and Corporate Governance Committee:  James K. Gray (Chairman), Dwayne D. Hunka and Wilmot L. Matthews.

Common Share Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in the Common Shares from December 31, 2002 to December 31, 2007, as measured by the closing price of the Common Shares at the end of each year (on the TSX Venture Exchange until December 20, 2005 and on the TSX following December 20, 2005), with the cumulative total shareholder return on the S&P/TSX Composite Index (formerly the Toronto Stock Exchange 300 Index), assuming the reinvestment of dividends, where applicable, for a comparable period.

Comparison of Cumulative Total Return (1)

	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005(2)	December 31, 2006	December 31, 2007
Resin Systems Inc.	$100.00	$88.88	$80.80	$246.46	$82.83	$156.57
S&P/TSX Composite Index	$100.00	$131.13	$150.11	$186.33	$218.49	$239.98

Notes

(1)

Assuming an investment of $100 on December 31, 2002.

(2)

On December 20, 2005, our Common Shares were listed and posted for trading on the TSX and delisted from the TSX Venture Exchange.

President & Chief Executive Officer Position Description

The president and chief executive officer is responsible for the management of RS and its subsidiaries. In discharging his responsibility, the president and chief executive officer will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly, ethically and in good faith with a view to RS’s best interests. In general terms the president and chief executive officer will:

(i)

in consultation with our Board, define RS’s principal objective(s);

(ii)

carry out the management of RS’s business and affairs with the goal of achieving the company’s principal objective(s) as defined by our Board; and

(iii)

discharge the duties imposed on our Board by applicable laws.

A copy of the written position description for the president and chief executive officer is available for review at our website www.grouprsi.com.

Statement of Executive Compensation

Compensation of Executive Officers

The following table provides a summary of compensation earned during each of our three most recently completed fiscal years by our Chief Executive Officer, Chief Financial Officer and our only other executive officer (collectively, the "Named Executive Officers") whose salary and bonus for the year ended December 31, 2007 exceeded $150,000.

Annual Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Awards		All Other Compensation
					Common Shares under Options Granted(5)	Value of Restricted Share Units(6)
		($)	($)	($)	(#)	($)	($)
Paul B. Giannelia President and Chief Executive Officer	2007 2006 (1) 2005	252,000 144,000 144,000	nil nil nil	(4) (4) (4)	2,000,000 nil nil	774,900 nil nil	nil nil nil
Robert I. Schaefer Chief Financial Officer and Corporate Secretary	2007 2006 2005 (2)	192,815 180,000 62,077	nil nil nil	(4) (4) (4)	1,000,000 180,000 150,000	395,000 nil nil	nil nil nil
Cheryl Fitzpatrick Senior Vice President, Sales and Marketing	2007(3) 2006	55,000 149,452	nil nil	(4) (4)	nil 261,000	nil nil	nil nil

Notes

(1)

Mr. Giannelia was appointed president and chief executive officer on December 17, 2006.

(2)

Mr. Schaefer started employment with us on August 29, 2005.

(3)

Ms. Fitzpatrick started employment with us on February 6, 2006.  Ms. Fitzpatrick retired from our company effective April 30, 2007.

(4)

The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus for the fiscal year indicated.

(5)

This column shows the total number of Common Shares subject to share options granted to each Named Executive Officer during each respective year under RS’s Option Plan.

(6)

This column discloses the value of RSUs granted under our company's restricted share unit plan (the "RSU Plan") as of the date of grant. In each case the value is calculated by multiplying the number of Common Shares underlying the RSUs by the trading price of the Common Shares on the TSX on the date of grant. Mr. Giannelia’s RSUs were granted on June 6, 2007 and Mr. Schaefer’s RSUs were granted on June 20, 2007 and in each case vested immediately on the date of grant. The individual grants of RSUs reflected in the above table are as follows: Mr. Giannelia – 574,000 RSUs and; Mr. Schaefer – 250,000 RSUs. For additional information respecting the RSU Plan, see "Restricted Share Unit Plan".

Option Grants During the Fiscal Year Ended December 31, 2007

The following table sets forth certain information respecting grants of options to purchase Common Shares to the Named Executive Officers during the most recently completed financial year.

Name	Options Granted(1)	% of Total Options Granted to Employees in 2007	Exercise Price	Market Value of Common Shares Underlying Options on the Date of Grant	Expiration Date
	(#)	(%)	($/Share)	($/Share)
Paul B. Giannelia	2,000,000	66	$1.35	$1.35	June 5, 2012
Robert I. Schaefer	1,000,000	33	$1.58	$1.58	June 19, 2012
Cheryl Fitzpatrick	nil	n/a	n/a	n/a	n/a

Note

(1) The options vest as to one-third thereof on each of the first, second and third anniversaries of the date of grant.

Option Exercises During the Fiscal Year Ended December 31, 2007
and Fiscal Year End Option Values

The following table sets forth certain information with respect to option exercises by the Named Executive Officers during the most recently completed financial year and their respective option positions as at December 31, 2007.

Name	Options Exercised	Aggregate Value Realized (1)	Unexercised Options at December 31, 2007
			Number of Options		Value of in-the-Money Options (2)(3)
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Paul B. Giannelia	250,000	248,000	2,223,000	2,000,000	871,430	400,000
Robert I. Schaefer	nil	nil	160,000	1,170,000	6,000	12,000
Cheryl Fitzpatrick	nil	nil	nil	nil	nil	nil

Notes

(1)

The dollar value realized is equal to the number of Common Shares acquired upon exercise of options times the difference between the closing price of the Common Shares on the TSX on December 31, 2007, which was $1.55 per share, and the exercise price of the options.

(2)

The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX on
December 31, 2007, which was $1.55 per share, less the exercise price.

(3)

"In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

(4)

Ms. Fitzpatrick's options expired on May 30, 2007, 30 days after she retired from our company.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have entered into executive employment agreements with each of Paul B. Giannelia and Robert I. Schaefer that provide for the payment of monthly salary, participation in our share option plan, any senior management bonus program adopted by us, as well as additional benefits, including participation in our group health and benefits program for employees, as well as other terms and conditions.  The agreement with Robert Schaefer provides that if his employment is terminated without just cause, he will receive a severance payment equal to one times his annual base salary, a 25% top up for loss of benefits, plus the average of cash bonuses paid over the prior three years.  The agreement with Paul Giannelia provides that if his employment is terminated without just cause or if he retires after June 7, 2010, he will receive a severance payment equal to three times his annual base salary, a 10% top up for loss of benefits, and three times the average of cash bonuses paid over the prior three years.

In the event of a change of control of our company (the meaning ascribed to that term in our stock option plan) or good reason (a material change in position, titles or responsibilities, a reduction in salary, benefits or vacation, or failure to continue incentive plans) Paul Giannelia can elect to resign and receive the same lump payment as if his employment was terminated without just cause.

Each of the Named Executive Officers have contractual confidentiality obligations. Robert Schaefer and Paul Giannelia have obligations for one year after employment ends to not solicit our clients, consultants and employees.  In addition, if Paul Giannelia retires after June 7, 2010, any share options he holds pursuant to our stock option plan shall continue to vest and be exercisable provided that he is not involved in any capacity with any competing entity in Canada and the United States.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information with respect to equity compensation plans of our company under which Common Shares are authorized for issuance as at December 31, 2007. All information in this table refers to options and RSUs granted and Common Shares issuable pursuant to our company's Option Plan and Restricted Share Unit Plan, which are our company's only equity compensation plans.  At December 31, 2007, there were 133,004,494 common shares outstanding.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, and RSUs	Weighted Average Exercise Price of Outstanding Options, and RSUs	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)

Equity compensation plans approved by securityholders
Share Option Plan	6,742,250	$1.34	6,558,199
Unvested Restricted Share Unit Plan	nil	n/a	n/a
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	6,742,250	$1.34	6,558,199

Note

(1)

The number of Common Shares authorized for issue pursuant to the Option Plan and the treasury plan of the Restricted Share Unit Plan is equal in the aggregate to 10% of the number of issued and outstanding Common Shares from time to time. Accordingly, the maximum number of Common Shares authorized for issue under the Option Plan and the treasury plan of the Restricted Share Unit Plan will fluctuate over time based on the number of Common Shares outstanding. See "Share Option Plan" and "Restricted Share Unit Plan".

Share Option Plan

The Option Plan is intended to aid in attracting, retaining and motivating officers, directors, employees and other eligible service providers of our company and its subsidiaries.

The maximum number of Common Shares issuable on exercise of outstanding options at any time is limited to 10% of the issued and outstanding Common Shares, less the number of Common Shares issuable pursuant to outstanding RSUs under the treasury plan of the RSU Plan. Any increase in the issued and outstanding Common Shares (whether as a result of the exercise of options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of options outstanding at any time and any decrease in the number of options granted, due to the exercise of options, makes new grants available under the Option Plan. Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of options pursuant to the Option Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired options.

At April  28, 2008, options to purchase  7,492,250 Common Shares and unvested RSUs awarded pursuant to the treasury plan of the RSU Plan in respect of 318,962 Common Shares (collectively,7,811,212 Common Shares or  approximately 5.8% of the 135,514,603 Common Shares outstanding as at April  28, 2008) are outstanding and, accordingly,5,740,248 Common Shares are available for future grants of options and RSUs awarded pursuant to the treasury plan of the RSU Plan.

Options granted pursuant to the Option Plan have a term not exceeding five years and vest in such manner as determined by our Board. Our Board may, at its sole discretion, at any time accelerate or provide for the acceleration of vesting of Options previously granted. Options granted under the Option Plan are non-assignable. The exercise price of options granted is determined by our Board at the time of grant and may not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant.

The number of Common Shares reserved for issuance to any one optionee may not exceed 5% of the issued and outstanding Common Shares. In addition, the number of Common Shares under all security based compensation arrangements of our company: (i) issuable to insiders at any time shall not exceed 10% of the issued and outstanding Common Shares; and (ii) issued to insiders within any one year period shall not exceed 10% of the issued and outstanding Common Shares.

In case of death of an optionee, options terminate on the date determined by our Board which may not be more than 12 months from the date of death and, if the optionee shall no longer be a director or officer of or be in the employ of, or a consultant or other service provider to, either our company or a subsidiary of our company (other than by reason of death), their options terminate on the expiry of a period not in excess of six months as determined by our Board at the time of grant. The number of Common Shares that an optionee (or his or her heirs or successors) are entitled to purchase until such date of termination: (i) shall in the case of death of the optionee, be all of the Common Shares that may be acquired on exercise of the options held by such optionee (or his or her heirs or successors) whether or not previously vested and the vesting of all such options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death, shall be the number of Common Shares which the optionee was entitled to purchase on the date the optionee ceased to be a service provider.

In the event of a "change of control" (as defined in the Option Plan), all issued and outstanding Options become exercisable (whether or not they invested) immediately prior to the time such change of control takes place and terminate on the 90th day after the occurrence of the change of control or at such earlier time as may be established by our Board before the change of control takes place. A "change of control" includes (i) a successful takeover bid pursuant to which the offeror would as a result of such takeover bid beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Shares, (ii) an acquisition of ownership control of more than 30% of the outstanding voting securities of our company together with a change in the majority of our Board, (iii) incumbent Directors ceasing to constitute a majority of our Board, (iv) the winding-up of our company or the sale of all or substantially all of the assets of our company, and (v) any determination by a majority of our Board that a change of control has occurred or is about to occur.

Except if not permitted by the TSX, if any options may not be exercised due to any Black-Out Period at any time within the three business day period prior to the normal expiry date of such options (the "Restricted Options"), the expiry date of all Restricted Options shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by our Board). A "Black-Out Period" means the period of time when, pursuant to any policies of our company, any securities of our company may not be traded by certain persons as designated by our company, including any holder of an option.

An optionee may, under the terms of the Option Plan, make an offer (the "Surrender Offer") to our company, at any time, for the disposition and surrender by the optionee to our company (and the termination thereof) of any options for an amount (not to exceed the fair market value thereof) specified in the Surrender Offer and our company may, but is not obligated to, accept the Surrender Offer, subject to any required regulatory approval.

Our Board may amend or discontinue the Option Plan at any time without the consent of a holder of options, provided that such amendment shall not alter or impair any options previously granted under the Option Plan (except as otherwise permitted under the Option Plan). In addition, our Board may, by resolution, amend the Option Plan and any options granted under it without shareholder approval provided, however, that our Board will not be entitled to amend the Option Plan without TSX and shareholder approval to: (i) increase the maximum number of Common Shares issuable pursuant to the Option Plan; (ii) reduce the exercise price of an option held by an insider of our company; or (iii) extend the term of an option held by an insider of our company.

Restricted Share Unit Plan

The restricted share unit plan (the "RSU Plan") is a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of our company and any subsidiary thereof who provide services to our company (collectively, "Service Providers") with the opportunity to acquire Common Shares of our company through an award of restricted share units ("Restricted Share Units" or "RSUs"). Each RSU represents a right to receive one Common Share.

In accordance with the terms of the RSU Plan, our Board approves which Service Providers are entitled to participate in the RSU Plan (the "participants") and the terms of each award, including the number of RSUs to be awarded to each participant and any acceleration of vesting or waiver of termination of any award. No award may have a term in excess of three years. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by our Board from time to time, which terms may include certain performance criteria in which the number of Common Shares to be delivered to a participant in respect of each RSU awarded is dependent upon our company's performance and/or market price of the Common Shares, as determined by our Board. The performance terms that our Board may apply to RSUs are intended to strengthen the link between our company's performance and the value of the RSUs at the time that they are paid out. RSUs are non-transferable. Our Board in its sole discretion may permit all unvested awards of RSUs to vest immediately. Our Board may delegate its administrative authority under the RSU Plan to a committee of our Board.

A participant's account will be credited with dividend equivalents in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Common Shares.  At the time that any RSUs are awarded under the RSU Plan, our Board will determine whether the Common Shares to be delivered to participants upon the vesting of such RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances.  Common Shares issued from treasury are issued from the pool of Common Shares that are available to be issued under the RSU Plan.  The RSU Plan provides that the maximum number of Common Shares reserved for issuance at any time pursuant to outstanding RSUs granted under the treasury plan of the RSU Plan and the Option Plan shall not exceed a number of Common Shares equal to 10% of the aggregate of the number of issued and outstanding Common Shares.  To the extent that RSUs are terminated or cancelled prior to the issuance of any Common Shares, such Common Shares underlying such award shall be added back to the number of shares reserved for issuance under the RSU Plan and will become available for grant again under the RSU Plan.

The RSU Plan also provides that the number of Common Shares reserved for issuance and which may be issued pursuant to the treasury plan of the RSU Plan and other security based compensation arrangements established by our company shall be limited as follows:  the number of Common Shares reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding Common Shares, the number of Common Shares reserved for issuance under all security based compensation arrangements of our company granted to insiders (as defined in Part VI of the Company Manual of the TSX) of our company shall not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares that may be issued to insiders of our company within any one-year period under all security based compensation arrangements of our company shall not exceed 10% of the issued and outstanding Common Shares.  Unless otherwise determined by our Board or unless otherwise provided in any written employment agreement governing a participant's role as a Service Provider, if a participant's service with our company terminates for cause, then all unvested RSUs will automatically terminate.  Upon a participant's voluntary resignation, all unvested RSUs will automatically terminate, provided however, that our Board has discretion to accelerate vesting or permit continued vesting of the RSUs upon written request by the participant.  If a participant's services terminate without cause or as a result of the participant's disability, then the participant's awards will generally continue to vest in accordance with the vesting schedule set forth in the participant's award agreement.  Upon a participant's retirement or death, all outstanding RSUs held by the participant shall immediately vest and Common Shares shall become deliverable.  If the Common Shares to be delivered upon the vesting of RSUs are purchased in the market instead of issued from treasury, after RSUs are awarded to participants and prior to vesting, our company will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, Common Shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting criteria have been met.

Upon a subdivision or consolidation of the Common Shares or any similar capital reorganization or payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend) or any similar change in the capitalization of our company, our Board may make any appropriate equitable adjustments to the number of shares reserved for issuance under the RSU Plan and to the number of Common Shares underlying any outstanding award.  In addition, our Board may make any other appropriate amendments to or replacement of outstanding RSUs in the event of an amalgamation, combination, merger or other reorganization involving our company in order to preserve proportionately the rights and obligations of the participants. Where our Board determines that the steps described above would not preserve such rights and obligations or otherwise determines it to be appropriate, our Board may permit accelerated vesting and delivery of Common Shares with respect to outstanding RSUs.  Under no circumstances will RSUs be considered Common Shares nor shall they entitle the participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any participant be considered the owner of the Common Shares by virtue of the award of RSUs.

Our Board may amend the terms of the RSU Plan or suspend the RSU Plan in whole or in part and may at any time terminate the RSU Plan without prior notice.  In addition, our Board may, by resolution, amend the RSU Plan and any RSU, without shareholder approval, provided however, that our Board will not be entitled to amend the treasury plan of the RSU Plan without TSX and shareholder approval: (i) to increase the maximum number of Common Shares issuable pursuant to the treasury plan of the RSU Plan; (ii) to extend the term of an RSU under the treasury plan of the RSU Plan held by an insider of our company; or (iii) in any other circumstances where TSX and shareholder approval is required by the TSX.

Indebtedness of the Officers

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

Interest of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of our directors or executive officers, any shareholder who beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of our last completed financial year or in any proposed transaction that has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting other than the election of directors.

Other Matters

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Additional Information

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal year ended December 31, 2007.

Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com.  Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

Resin Systems Inc.

Suite 400, 2421 - 37th Avenue N.E.

Calgary, Alberta  T2E 6Y7

Phone:

(403) 219-8000

Fax:

(403) 219-8001

Schedule “A” Resin Systems Inc. Canadian Compliance

Form 58-101F1 – Corporate Governance Disclosure

1. Board of Directors	Compliant
(a) Disclose the identity of directors who are independent. See page 18 for the five board members who are independent under our standards.	100%
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination. Paul Giannelia is our only non-independent director as he is the president and chief executive officer of RS. See page 18 for further information.	100%
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities. The majority of our directors are independent. See page 18 for further information.	100%
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer. See pages12-17 for directorships that RS board members hold with other public entities.	100%

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of our company regularly meet for a portion of each Board meeting without non-independent directors and management participation, and in 2007, met  in camera five (5) times; one (1) in camera board meetings out of sixteen (16) board meetings and four (4) audit committee meetings out of four (4) audit committee meetings.

100%

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors. Wilmot Matthews, board chair, is an independent director. A summary of the board chair’s duties can be found on page 24.	100%
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year. Please see page 19 for director attendance for all board and committee meetings in 2007.	100%
1. Board Mandate
(a) Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities. A summary of the board mandate is found on page 22. The board mandate is attached as Schedule “B”. The board mandate can also be found on our website www.grouprsi.com.	100%
1. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position. RS has developed written position descriptions for the chair and the chair of each of its two committees. A summary of the position descriptions can be found on page 24. The full descriptions can be found on our website www.grouprsi.com.	100%
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO. RS has developed a written position description for the CEO. A summary of the position description can be found on page 27. The full position can be found on our website www.grouprsi.com.	100%

1. Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i)

the role of the board, its committees and its directors; and

(ii)

the nature and operation of the issuer's business.

Upon joining our Board, management will provide a new director with access to all the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of our Board and our committees, and relevant position descriptions.  In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

100%

(a)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual strategic planning process.  In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

100%
1. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; RS’s Code of Business Conduct and Ethics is available on SEDAR at www.sedar.com and on our website at www.grouprsi.com. To request a copy of the ethics Code of Ethics, contact RS by calling (403) 219-8022 or emailing info@grouprsi.com.	100%
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each director, officer and employee of our company to sign an acknowledgment at the start of their appointment or employment and each year following wherein they confirm their understanding, acceptance and compliance with the Code. See pages 6-7 for more detail.	100%

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code. There have been no material change reports filed since the beginning of the year ended December 31, 2007, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's code of business conduct and ethics.	100%

(a)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  Our Code of Business Conduct and Ethics provides that our directors, officers and employees shall report potential conflicts when they arise in accordance with the Code.  In addition, the Code requires our directors to obtain permission from the Chairman of the Compensation, Nominating and Corporate Governance Committee before they join the board of directors of another company.

100%

(b)

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Our Board has also adopted a whistleblower policy within the Code of Business Conduct and Ethics which provides employees, officers and directors with the ability to report, on a confidential and anonymous basis, any violations within our organization including (but not limited to), falsification of financial records, unethical conduct, harassment or theft.  Our Board believes that providing a forum for employees, officers and directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

100%
1. Nomination of Directors

(a)

Describe the process by which the board identifies new candidates for board nomination.

Our Board has delegated responsibility to the Compensation, Nominating and Corporate Governance Committee to recommend to our Board suitable candidates as nominees for election or appointment as directors.  In identifying new candidates for Board nomination, our board considers, among other things:

(i)

the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

(ii)

the competencies and skills that our Board considers each existing director to possess;

(iii)

the competencies and skills each new nominee will bring to the boardroom; and

(iv)

whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

100%
(a) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process. The Compensation, Nominating and Corporate Governance Committee is responsible for nominating process. The members are James K. Gray (Chairman), Dwayne D. Hunka and Wilmot L. Matthews, each of whom has been determined to be independent.	100%

(b) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee. See page 23. The Compensation, Nominating and Corporate Governance Committee’s can be found on our website www.grouprsi.com.	100%
1. Compensation

(a)

Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The Compensation, Nominating and Corporate Governance Committee annually conducts a review of directors' compensation for board and committee service and recommends changes to our Board where appropriate.  Our Board considers and approves the adequacy and form of the compensation of directors upon recommendation of the Compensation, Nominating and Corporate Governance Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective director.

For the purpose of conducting its annual review of directors' compensation, the Compensation, Nominating and Corporate Governance Committee refers to director compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

Compensation of Officers

See the disclosure under the heading "Report on Executive Compensation" for the process by which the compensation for our executive officers is determined (page 25) .

100%
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation. The Compensation, Nominating and Corporate Governance Committee is responsible for determining compensation. The members are James K. Gray (Chairman), Dwayne D. Hunka and Wilmot L. Matthews, each of whom has been determined to be independent.	100%

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee. See page 23. The complete mandate of the Compensation, Nominating and Corporate Governance Committee can be found on our website www.grouprsi.com.	100%
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work. A compensation consultant was retained during 2007. See page 23 for details.	100%
1. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function. Our board has no other standing committees.	100%
2. Board Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively. Please see page 20 for more information.	100%

Schedule “B” Resin Systems Inc. Mandate of the Board of Directors

General

The Board of Directors (the "Board") of Resin Systems Inc. ("RS" or the "Corporation") is responsible for the stewardship of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of RS.  In general terms, the Board will:

•

in consultation with the Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of RS;

•

supervise the management of the business and affairs of RS with the goal of achieving RS's principal objectives as developed in association with the CEO;

•

discharge the duties imposed on the Board by applicable laws; and

•

for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Specific

Executive Team Responsibility

•

Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•

In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

•

Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•

Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•

Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•

Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•

Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that an adequate system of internal control exists and that there are adequate management information systems.

•

Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•

Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•

Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•

Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

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Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

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Approve a Business Conduct and Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

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To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

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Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Board Process/Effectiveness

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Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting.  Directors are expected to attend all meetings and review Board materials prior to meetings.

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Engage in the process of determining Board member qualifications with the Compensation, Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

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Approve the nomination of directors.

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Provide a comprehensive orientation to each new director and provide continuing education as required.

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Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

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Develop a clear position description for the Chairman of the Board.

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Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

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Establish committees, approve their respective mandates and the limits of authority delegated to each committee and develop clear position descriptions for the Chair of each committee.

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Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

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Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

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Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

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Independent directors shall meet regularly without non-independent directors and management participation.

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In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

Delegation

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The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

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Having regard to the Disclosure, Confidentiality and Trading Policy, the Chairman of the Board will act as a liaison between stakeholders and independent directors of the Board.